82-5046

Editora Saraiva

02 FEB 20

Januray,2001

Securities and Exchange Commission
Office of International Corporate Financ
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

02015228

SUPPL

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Saraiva S.A. Livreiros Editores (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since December 29, 1999 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3613 3302.

Sincerely,

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

João Luis Ramos Hopp
Chief Financial Officer

Enclosures

Av Marquês de São Vicente 1697 Cep 01139 904 Tel (011) 861 3344 Telex (11) 26789 RAIV BR Fax (011) 861 3308
Caixa Postal 2362 End. Telegráfico Acadêmica São Paulo SP Brasil

Editora Saraiva

List of Information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock *Exchange (Bolsa de Valores de São Paulo)* and which was made public thereby or (c) distributed to its security holders, in each case since November 24,2000

	Schedule 1
1	Notice to Shareholders – relevant fact published in Sep, 2001 (English Translation attached hereto as Exhibit 01)
2	Special Meeting of the Holders of class C Preferred Shares and Extraordinary General Meeting – Notice of Meeting – published on November 8, 2001 (English Translation attached hereto as Exhibit 02)
3	Notice to Shareholders – Relevant Fact – Extinction of the class A Preferred shares thorough conversation into class B or redemption – terms and method – November 19, 2001 (English Translation attached hereto as Exhibit 03)
4	Minutes of the special meeting of shareholders of class B preferred shares, held on November 19,2001 (English Translation attached hereto as Exhibit 04)
5	Amendments to the Company's By-Laws, approved by the Board of Directors on September 12, 2001 (resulting from the cancellation of Treasury shares)
6	ITR – quarterly Information, filed with CVM in November,2001.

Av Marquês de São Vicente 1697 Cep 01139 904 Tel (011) 861 3344 Telex (11) 26789 RAIV BR Fax (011) 861 3308
Caixa Postal 2362 End. Telegráfico Acadêmica São Paulo SP Brasil

SARAIVA S. A. LIVREIROS EDITORES

Public Company

National Directory of Legal Entities ("CNPJ/MF") No. 60.500.139/0001-26

NOTICE TO SHAREHOLDERS – RCA dated September 19th, 2001

We hereby notify that, in a meeting held on September 19th, 2001, the company's Board of Directors decided, based on article 12, VI, of the Bylaws, to CANCEL two thousand (2,000) class B priority shares held as Treasury stock, resulting from a purchase by the company under the 2nd Share Purchase Option Program. As a result of the approved cancellation, the capital stock of Saraiva S. A. Livreiros Editores is, on this date, thirty-four million seven hundred and fourteen, five hundred and forty-five Brazilian reais and fifty-two centavos (R$ 34,714,545.52), fully paid-up and divided into twenty-three million four hundred fifty-three thousand seven hundred seventy-four (23,453,774) shares, nine million six hundred and twenty-two thousand three hundred and thirteen (9,622,313) of which are common shares and thirteen million eight hundred thirty-one thousand four hundred sixty-one (13,831,461) are preferential shares, from which three hundred nineteen thousand two hundred thirty-nine (319,239) are of class A and thirteen million five hundred and twelve thousand two hundred twenty-two (13,512,222) are of class B, all having an approximate par value of one real and forty-eight centavos (R$ 1.48).

JOÃO LUÍS RAMOS HOPP – Director, Shareholder Affairs

SARAIVA S/A LIVREIROS EDITORES
Publicly-owned Company - National Directory of Legal Entities (CNPJ/MF) - 60.500.139/0001-26
SPECIAL MEETING OF THE HOLDERS OF CLASS B PREFERRED SHARES AND EXTRAORDINARY GENERAL MEETING
NOTICE OF MEETING

We hereby call the holders of Class B preferred shares to attend the Special Meeting of the Holders of Class B Preferred Shares, as well as all of the company's shareholders to attend the Extraordinary General Meeting, which shall be consecutively held on November 19, 2001, at 4:00 p.m., at **EDIFÍCIO DA DIRETORIA** [Management Staff Building], **AT RUA DR. EDGAR THEOTÔNIO SANTANA, 206, 3rd FLOOR, BARRA FUNDA (CEP** [Zip Code]**: 01140-030)**, SÃO PAULO-SP, in order to resolve on the following Agenda: **SPECIAL MEETING OF THE HOLDERS OF CLASS B PREFERRED SHARES - Sole point.** Approval, pursuant to article 5, paragraph 5 of the Bylaws, of the proposal to amend the Bylaws by adding Chapter 10 - Transitory Provisions, containing articles 40 through 45, submitted by the Board of Directors and intended to extinguish Class A preferred shares, upon the conversion into class B preferred shares or redemption. **EXTRAORDINARY GENERAL MEETING - 1.** Vote on the proposal to amend the Bylaws by adding to it Chapter 10 - Transitory Provisions, with articles 40 through 45, submitted by the Board of Directors and intended to extinguish class A preferred shares upon the conversion into class B preferred shares or redemption. **2.** Other matters of interest to the Company. **GENERAL INSTRUCTIONS:** A) the powers of attorney authorizing one to act as agent of the grantor shall be submitted at the Office of the Chairman of the Board of Directors, at Rua Dr. Egdar Theotônio Santana, 206 - São Paulo - SP, up to 24 hours before the meetings are held. B) In order to take part in the meetings, the shareholders possibly under Fungible Custody on the date of the meetings shall submit a statement confirming the respective shareholding, issued by the custodian after 11/15/2001. São Paulo, November 8, 2001. a) Jorge Eduardo Saraiva - Chairman of the Board of Directors.

3

02 FEB ...

SARAIVA S.A. LIVREIROS EDITORES

Registered with the National Directory of Legal Entities of the Ministry of Finance ("CNPJ/MF") under number 60.500.139/0001-26

Open Capital Company

NOTICE TO THE SHAREHOLDERS – RELEVANT FACT

EXTINCTION OF THE CLASS A PREFERRED SHARES THROUGH CONVERSION INTO CLASS B OR REDEMPTION - TERMS AND METHOD

We hereby notify the Shareholders that the Special General Meeting held on 11/19/2001 approved the extinction of the class A preferred shares through conversion into class B preferred shares or redemption by the Company.

The approved conversion will occur under the following terms:

- the totality of the preferred class A shares held by a single shareholder should be included in a single act;
- 1 (one) class A preferred share will be equivalent to 0.84 (zero point eighty-four) class B preferred shares, without consideration to the fractions of preferred shares that continue to be held by the shareholder, with no right to any type of compensation or indemnification. As an exception to this rule, the shareholder that held 1 (one) single class A preferred share on the date of the SGM will have 1 (one) class B preferred share assigned thereto in the conversion;
- **it should be requested by the shareholder by December 21, 2001,** and carried out within the two business days following said formal request to the bank responsible for registering the shares (Banco Itaú).
- it should be formally requested, during banking hours, directly to Banco Itaú S.A. – Shareholder Service, at the branches authorized to provide such services or by registered letter sent to the following address: Rua Boa Vista, 176, 4º andar, São Paulo – SP, CEP: 01092-900.

  Authorized Itaú Branches: São Paulo-SP- Rua XV de Novembro, 318, Térreo; Rio de Janeiro-RJ- Rua Sete de Setembro, 99, Subsolo; Belo Horizonte-MG- Av. João Pinheiro, 195, Mezanino; Brasília-DF- SCS-Quadra 3, Edifício Dona Angela, Térreo; Curitiba-PR- Rua João Negrão, 65, Mezanino; Porto Alegre-RS- Rua Sete de Setembro, 746, Sobreloja; Salvador-BA - Av. Estados Unidos, 50, 2º andar.

After December 21, 2001, the class A preferred shares that have not been converted into class B preferred shares will be immediately and automatically redeemed for the value corresponding to them in the shareholders' equity contained in the Company balance sheet prepared on September 30, 2001, the fractions of the Brazilian centavo rounded off to R$ 0.01 (one Brazilian centavo). This redemption will occur with profits and reserves and without reducing the capital, paying the shareholder after the 3rd (third) subsequent business day, assigning a new par value to the remaining shares. The shareholder that does not claim the payment of the redemption value within 3 (three) years from the end of the conversion period, will lose it to the Company.

São Paulo, November 21, 2001. Management.

JOÃO LUÍS RAMOS HOPP- Investor Relations Director

SARAIVA S.A. LIVREIROS EDITORES
OPEN COMPANY
CNPJ/MF Nº 60.500.139/0001-26
NIRC 35300025300

MINUTES OF THE SPECIAL GENERAL MEETING, HELD ON NOVEMBER 19, 2001

1. DATE, TIME AND PLACE: November 19, 2001, at 4:25 p.m., in the building of the executive committee at Rua Dr. Edgar Theotônio Santana, 206, 3º andar, Barra Funda, São Paulo – SP.

2. CALL, QUORUM AND ATTENDANCE: Notices published on DOESP and DCI newspapers, on November 09, 10 and 13, 2001. Shareholders representing more than two thirds of the voting capital stock attended, as well as members Jorge Eduardo Saraiva, Henriqueta da Fonseca Saraiva and Ruy Mendes Gonçalves, and the following directors: Wander Soares, João Luís Ramos Hopp and Jussara Chaves Garcez Leme.

3. CHAIR AND SECRETARY: - Chairman - Jorge Eduardo Saraiva
- Secretary - Ruy Mendes Gonçalves

4. AGENDA: **1.** Voting on the proposal of amendment to Corporate Bylaws, to add to the bylaws Chapter X –Transient Provisions, with articles 40 to 45, presented by the Board of Directors and intended for the extinction of class-A preferred shares, upon conversion into class-B preferred shares or redemption. **2.** Other matters of interest to the Company.

5. RESOLUTIONS

5.1. The proposal of Amendment to the Bylaws presented by the Board of Directors was approved with the changes contained in the proposal presented to the Meeting by shareholder Jussara Chaves Garcez Leme, including to the Corporate Bylaws Chapter X, comprising articles 40 to 45, with the following wording:

Chapter X –Transient Provisions. Art. 40) With the purpose of extinguishing the class A of preferred shares, the following acts are hereby authorized **I** – conversion of class-A preferred shares into class-B preferred shares, pursuant articles 41 to 44; and **II** – redemption of all class-A preferred shares that are not converted according to the prior item, in compliance to article 45. **Art. 41)** The conversion will be made at the proportion of one (1) class-A preferred share to zero point eighty-four (0.84) class-B preferred shares. **Art. 42)** In the conversion, the fractions of a preferred share that are held by the shareholder will be disregarded without being entitled to any kind of compensation or refundment. **Art. 43)** The conversion may only be made including, at once, all class-A preferred shares held by the same shareholder. **Sole paragraph** - If, on the date of approval of the conversion by the Special General Meeting of the Company, the shareholder held one (1) single class-A preferred share, it will be attributed, in the

conversion, one (1) class-B preferred share. If it held two (2) or more class-A shares, in the conversion, the numeric relation set forth in art. 41 and the disregard of fractions of art. 42 will be observed. **Art. 44).** The shareholder must exercise the right to the conversion of class-A preferred shares into class-B preferred shares within the term of thirty (30) days, counted from the publication on Diário Comércio e Indústria and Official Gazette of the State of São Paulo newspapers of a notice to be provided by the Board of Directors, upon communication addressed to the Company and timely filed with the bank responsible for the bookkeeping of the shares. **Art. 45)** After the term referred to in art. 44, the class-A preferred shares that have not been converted into class-B preferred shares will be immediately and automatically redeemed for the amount corresponding to them in the stockholders' equity, contained in the balance sheets of the Company prepared as of September 30, 2001, and the fractions of centavo will be rounded to one centavo (R$0.01). **1st paragraph** - The redemption will be made with profits of reserves and without reduction in the capital stock, paying to the shareholder from the third (3rd) subsequent business day, attributing to the remaining shares a new face value **2nd paragraph** - The shareholder that does not claim the payment in the amount of the redemption for three (3) years, counted from the end of the term referred to in art. 44, will loose it for the benefit of the Company.

6. VOTE : All resolutions were taken by unanimous vote of the attending shareholders.

7. PROPOSALS AND DOCUMENTS: The proposal of the Management for the resolutions taken at the Meeting is contained in the Book of Minutes of the Meeting of the Board of Directors and the proposal for change of the percentage of conversion and the term for its effectiveness, presented to the Meeting by shareholder Jussara Chaves Garcez Leme, was certified by the chair and secretary and filed with the Company, and there has been no declaration vote, dissidence or protest by the shareholders.

8. APPROVAL OF THE MINUTES: The minutes, written as established by article art. 130 of Law 6404/76, were read, approved and transcribed to the proper book, and were signed by the attending shareholder that authorize the publication thereof by omitting their signatures.

São Paulo, November 19, 2001.

Jorge Eduardo Saraiva Chairman	Ruy Mendes Gonçalves Secretary
Jorge Eduardo Saraiva	Olga Maria Barbosa Saraiva p.p. Jorge Eduardo Saraiva
Henriqueta da Fonseca Saraiva	Maria Helena Saraiva

Norio Suzaki	F&C Emerging Markets Umbrella Fund-BP p.p. Ricardo José Martins Gimenez
Dynamo Cougar Fdo. M. Inv. Ações – CL p.p. Fernando José de O.Pires dos Santos	Dynamo Puma Fdo. Inv. em Ações p.p. Fernando José de O.Pires dos Santos
Dynamo Equity Fund p.p. Fernando José de O.Pires dos Santos	João Luís Ramos Hopp
PGBL Icatu Hartford Comp 20 C FIF – Exc. p.p. Márcio Ferro Catapani	PGBL Icatu Hartford Comp 20 E FIF p.p. Márcio Ferro Catapani
PGBL Icatu Hartford Comp 45 C FIF – Exc. p.p. Márcio Ferro Catapani	PGBL Hartford Comp 49 B FIF – Exc. p.p. Márcio Ferro Catapani
PGBL Icatu Hartford Comp 10 C FIF – Exc. p.p. Márcio Ferro Catapani	PGBL Icatu Hartford Comp 10 B FIF – Exc. p.p. Márcio Ferro Catapani
BBA Icatu FEF FIA p.p. Márcio Ferro Catapani	FMIA CL BBA Cap Gemini p.p. Márcio Ferro Catapani
BBA Icatu Taurus FIA p.p. Márcio Ferro Catapani	BBA Icatu IBX Private FIA p.p. Márcio Ferro Catapani
BBA Icatu Ibovespa Private FIA p.p. Márcio Ferro Catapani	BBA Icatu IBX Institucional FIA p.p. Márcio Ferro Catapani
BBA Icatu InvestPrev FIA p.p. Márcio Ferro Catapani	BBA Icatu IBovespa Institucional FIA p.p. Márcio Ferro Catapani
BBA Icatu FESC FIA p.p. Márcio Ferro Catapani	Amazonas Fundo de Inv. em Ações p.p. Márcio Ferro Catapani

Fund Ass Prev Ext Rural RGS-FAPERS
p.p. Márcio Ferro Catapani

Icatu Hartford Fundo de Pensão
p.p. Márcio Ferro Catapani

BBA Capital Icatu Califórnia FIF
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 20 B FIF- Exc.
p.p. Márcio Ferro Catapani

Ruy Mendes Gonçalves

Banco Icatu S.A.
p.p. Ruy Mendes Gonçalves

The Icatu IB Global Fund, Inc
p.p. Ruy Mendes Gonçalves

Icatu 1000 Fundo de Invest. em Ações
p.p. Ruy Mendes Gonçalves

Hatteras LLC
p.p. Ruy Mendes Gonçalves

Fundo IP Participações FIA
p.p. Ruy Mendes Gonçalves

Fundo IP Participações Institucional FIA
p.p. Ruy Mendes Gonçalves

Jussara Chaves Garcez Leme

Wander Soares

SARAIVA S.A. LIVREIROS EDITORES
OPEN COMPANY
CNPJ/MF Nº 60.500.139/0001-26
NIRC 35300025300

4

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS OF CLASS-B PREFERRED SHARES, HELD ON NOVEMBER 19, 2001

1. DATE, TIME AND PLACE: November 19, 2001, at 4:00 p.m., in the building of the executive committee at Rua Dr. Edgar Theotônio Santana, 206, 3º andar, Barra Funda, São Paulo – SP.

2. CALL, QUORUM AND ATTENDANCE: Notices published on DOESP and DCI newspapers, on November 09, 10 and 13, 2001. Shareholders of class-B preferred shares representing more than half shares of this class attended, as well as members Jorge Eduardo Saraiva, Henriqueta da Fonseca Saraiva and Ruy Mendes Gonçalves, and the following directors: Wander Soares, João Luís Ramos Hopp and Jussara Chaves Garcez Leme.

3. CHAIR AND SECRETARY: - Chairman - Jorge Eduardo Saraiva
- Secretary - Ruy Mendes Gonçalves

4. AGENDA: **Single Point.** Approval pursuant to article 5, 5th paragraph of the Bylaws, of the proposal of addition to the Bylaws of Chapter X – Transient provisions, with articles 40 to 45, presented by the Board of Directors and intended for the extinction of class-A preferred shares, upon conversion into class-B preferred shares or redemption.

5. RESOLUTIONS

5.1. The proposal of Amendment to the Bylaws presented by the Board of Directors was approved with the changes contained in the proposal presented to the Meeting by shareholder Jussara Chaves Garcez Leme, by reason of which the following provisions of the Bylaws, as long as the same proposals are approved by the General Meeting, will become an integral part thereof, being effective with the following wording: **Chapter X – Transient Provisions. Art. 40)** With the purpose of extinguishing the class A of preferred shares, the following acts are hereby authorized **I** – conversion of class-A preferred shares into class-B preferred shares, pursuant to articles 41 to 44; and **II** – redemption of all class-A preferred shares that are not converted according to the prior item, in compliance to article 45. **Art. 41)** The conversion will be made at the proportion of one (1) class-A preferred share to zero point eighty-four (0.84) class-B preferred shares. **Art. 42)** In the conversion, the fractions of a preferred share that are held by the shareholder will be disregarded without entitling to any kind of compensation or refundment **Art. 43)** The conversion may only be made including, in one single act, all class-A preferred shares held by the same shareholder. **Sole paragraph).** If, on the date of approval of the

conversion by the Special General Meeting of the Company, the shareholder held one (1) single class-A preferred share, it will be attributed, in the conversion, one (1) class-B preferred share. If it held two (2) or more class-A shares, in the conversion, the numeric relation set forth in art. 41 and the disregard of fractions of art. 42 will be observed. **Art. 44).** The shareholder must exercise the right to the conversion of class-A preferred shares into class-B preferred shares within the term of thirty (30) days, counted from the publication on Diário Comércio e Indústria and Official Gazette of the State of São Paulo newspapers of a notice to be provided by the Board of Directors, upon communication addressed to the Company and timely filed with the bank responsible for the bookkeeping of the shares. **Art. 45)** After the term referred to in art. 44, the class-A preferred shares that have not been converted into class-B preferred shares will be immediately and automatically redeemed for the amount corresponding to them in the stockholders' equity, contained in the balance sheets of the Company prepared as of September 30, 2001, and the fractions of centavo will be rounded to one centavo (R$0.01). **1st paragraph** - The redemption will be made with profits or reserves and without reduction in the capital stock, paying to the shareholder from the third (3rd) subsequent business day, attributing to the remaining shares a new face value. **2nd paragraph** - The shareholder that does not claim the payment of the amount of the redemption for three (3) years, counted from the end of the term referred to in art. 44, will loose it for the benefit of the Company.

6. VOTE : All resolutions were taken by unanimous vote of the attending shareholders.

7. PROPOSALS AND DOCUMENTS: The proposal of the Management for the resolutions taken at the Meeting is contained in the Book of Minutes of Meetings of the Board of Directors and the proposal for change of the percentage of conversion and the term for its effectiveness, presented to the Meeting by shareholder Jussara Chaves Garcez Leme, was certified by the chair and secretary and filed with the Company, and there has been no declaration of vote, dissidence or protest by the shareholders.

8. APPROVAL OF THE MINUTES: The minutes, written as established by article art. 130 of Law 6404/76, were read, approved and transcribed to the proper book, and were signed by the attending shareholders that waive to their publication.

São Paulo, November 19, 2001.

Jorge Eduardo Saraiva Chairman	Ruy Mendes Gonçalves Secretary
Jorge Eduardo Saraiva	Henriqueta da Fonseca Saraiva
Maria Helena Saraiva	Ruy Mendes Gonçalves

João Luís Ramos Hopp

Dynamo Cougar Fdo. M. Inv. Ações – CL
p.p. Fernando José de O.Pires dos Santos

F&C Emerging Markets Umbrella Fund-BP
p.p. Ricardo José Martins Gimenez

Dynamo Puma Fdo. Inv. em Ações
p.p. Fernando José de O.Pires dos Santos

Dynamo Equity Fund
p.p. Fernando José de O.Pires dos Santos

PGBL Icatu Hartford Comp 20 B FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 20 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 20 E FIF
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 45 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Hartford Comp 49 B FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 10 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 10 B FIF – Exc.
p.p. Márcio Ferro Catapani

BBA Icatu FEF FIA
p.p. Márcio Ferro Catapani

FMIA CL BBA Cap Gemini
p.p. Márcio Ferro Catapani

BBA Icatu Taurus FIA
p.p. Márcio Ferro Catapani

BBA Icatu IBX Private FIA
p.p. Márcio Ferro Catapani

BBA Icatu Ibovespa Private FIA
p.p. Márcio Ferro Catapani

BBA Icatu IBX Institucional FIA
p.p. Márcio Ferro Catapani

BBA Icatu InvestPrev FIA
p.p. Márcio Ferro Catapani

BBA Icatu IBovespa Institucional FIA
p.p. Márcio Ferro Catapani

BBA Icatu FESC FIA
p.p. Márcio Ferro Catapani

Amazonas Fundo de Inv. em Ações
p.p. Márcio Ferro Catapani

Fund Ass Prev Ext Rural RGS-FAPERS
p.p. Márcio Ferro Catapani

Icatu Hartford Fundo de Pensão
p.p. Márcio Ferro Catapani

BBA Capital Icatu Califórnia FIF
p.p. Márcio Ferro Catapani

Noriu Suzaki

Olga Maria Barbosa Saraiva
p.p. Jorge Eduardo Saraiva

Banco Icatu S.A.
p.p. Ruy Mendes Gonçalves

The Icatu IB Global Fund, Inc
p.p. Ruy Mendes Gonçalves

Icatu 1000 Fundo de Invest. em Ações
p.p. Ruy Mendes Gonçalves

Hatteras LLC
p.p. Ruy Mendes Gonçalves

Fundo IP Participações FIA
p.p. Ruy Mendes Gonçalves

Fundo IP Participações Institucional FIA
p.p. Ruy Mendes Gonçalves

Jussara Chaves Garcez Leme

Wander Soares

BYLAWS

(Statement approved in the extraordinary general meeting [AGE] of April 26, 2001)
SARAIVA S/A LIVREIROS EDITORES
Registered with the National Treasury Department as a Corporate Entity [CNPJ/MF] under No. 60500139/0001-26

CHAPTER I – Name, Head Office, Corporate Object and Term.

Art. 1) Saraiva S.A. Livreiros Editores is an open corporation governed by these Bylaws and by the Laws in force in the country. **Sole paragraph** - The company is the successor of Saraiva & Cia., organized by agreement filed with the Board of Trade of the State of São Paulo, under No. 41,411, in section of January 24, 1933, transformed into a business corporation, through deed of transformation issued by Veiga Notaries Office, on Book 1026, pp. 6v, on October 15, 1947, filed with the Board of Trade of the State of São Paulo, under No. 34,497, in a session of October 21, 1947. **Art. 2)** The company has office and jurisdiction at Av. Marquês de São Vicente, No. 1697, in this Capital of the State of São Paulo, Federative Republic of Brazil. **Sole paragraph** - At the discretion of the Executive Committee, the company may open, keep, transfer and close branches, in any part of the national territory and abroad, establishing the necessary capital contributions.

Art. 3) The company has as object: **I)** the industry and trade of books and publications in general; **II)** the purchase and sale of stationary, office accessories and supplies, school products, toys and related products, CD ROMs, audio and video recorders, electronic equipment, computers and their programs, photograph articles and equipment, as well as photographic material processing service, in addition to snack bar services; **III)** the organization, systematization, reception and transmission, and filling of data, information and texts, and their marketing, in the country and abroad, particularly upon transmission by electric, electronic, optical and magnetic means, as well as the trade of equipment, accessories and components necessary to the utilization of such products, in addiction to the creation of other related programs; **IV)** import and export of the products and services included in the corporate object, registering for such purpose, with the competent agencies, the Central Bank of Brazil and other entities controlling the Foreign Trade; **V)** the interest in other companies in the capacity of partner, shareholder, or quotaholder. **Art. 4)** The term of duration of the company is indefinite. **CHAPTER II – Capital Stock – Shares. Art. 5)** The capital stock is thirty four million, six hundred and ninety three thousand, four hundred and twenty eight Brazilian Reais and eighty eight centavos (R$ 34,693,428.88), fully paid up and divided into twenty three million, four hundred and forty one thousand, five hundred and six (23,441,506) shares, of which nine million, six hundred and twenty two thousand, three hundred and thirteen (9,622,313) are common shares and thirteen million, eight hundred and nineteen thousand one hundred and ninety three (13,819,193) are preferred shares, with the latter consisting of three hundred and nineteen thousand, two hundred and thirty nine (319,239) class A shares in thirteen million, four hundred and ninety nine thousand, nine hundred and fifty four (13,499,954) class B shares, all of them with par value of one Brazilian Real and forty eight centavos (R$ 1.48). **1st paragraph** - The preferred shares, the number of each may not exceed two thirds (2/3) of the total shares issued, have no voting right and are divided into two classes: **(a)** class A, which attributes to the shareholder the following advantages: **(a. 1)** priority in the distribution of a minimum, not cumulative, of 8%-per-year dividend, calculated on par value of the shares, having also a share on the profits distributed under the same conditions as the common shares after the latter are insured a dividend equal to the minimum one; and

(a.2) participation, under equal conditions as the common shares in the distribution of bonus shares, resulting from capitalization of reserves, suspended profits, monetary adjustment and any other funds; (b) class B, which attributes to the shareholder, in addition to the advantages of the class A preferred shares, equitable treatment in case of direct or indirect takeover of the Company, under the terms of Chapter VII hereof. **2nd paragraph -** The conversion of common shares into preferred shares or of the latter into the former shall not be permitted. **3rd paragraph -** The capital increase of the Company, entailing an increase of the number of preferred shares, may be made in order to change the existing proportion between the types or classes of shares. **4th paragraph** - The preferred shares shall acquire the exercise of the voting right if the Company fails to pay, for three succeeding fiscal years, the minimum dividends to which they are entitled, keeping such right until the first payment thereof. **5th paragraph -** No change in the advantages of rights granted by class B preferred shares may be resolved by the General Meeting without being previously approved by shareholders representing more than a half of the shares of such class convened in a special meeting. **Art. 6)** The Company is authorized to increase its capital stock, regardless of amendment to the bylaws, by up to five million (5,000,000) shares, and thus it may reach twenty eight million four hundred and forty one thousand five hundred and six (28,441,506) issued shares. **1st paragraph -** Within the authorized limit and even if the existing proportion between the several types or classes of shares is not observed, the Company, upon decision by the Board of Directors, increase the capital stock, upon the issue of new shares to be subscribed. **2nd paragraph -** The Board of Directors shall establish the issue and subscription conditions, including price and term for payment and term for the exercise of the shareholders' preemptive right. **3rd paragraph -** The company may, upon decision of the Board of Directors, make the issue, with no preemptive right to the former shareholders, of shares the placement of which is made by sale in stock exchange or public subscription, or by exchange of shares, in a public offer of takeover, under the terms of articles 257 to 263 of Law 6404/76. **Art. 7)** The company's shares shall remain on deposit accounts with a financial institution to be indicated by the Board of Directors of the Company, on behalf of their owners. **1st paragraph -** The institution is hereby authorized to collect from the shareholders, under the terms of 3rd paragraph, article 35 of Law 6404/76, the cost of the services of transfer of ownership of the book-entry shares. **2nd paragraph -** The Company may, upon decision by the Board of Directors duly published and notified to the stock exchanges in which its shares are negotiated, suspend for periods exceeding neither fifteen days each, nor the total of ninety days during the year, the certificate transfer, conversion and split services. **Art. 8)** Except for the hypothesis of Art. 6, 3rd paragraph, in case of capital stock increase, the shareholders shall have a preemptive right in the subscription of the new capital, proportionally to the number of shares then held thereby. Such preemptive right must be exercised within a term not under thirty (30) counted from the date of publication of the minutes of the General Meeting authorizing the capital increase. **Art. 9)** Each common book-entry share shall entitle to one vote in the resolutions of the General Meetings. **CHAPTER III - Board of Directors and Executive Committee. Art. 10)** The company shall be managed by the Board of Directors and by the Executive Committee. **Art. 11)** The Board of Directors is a collegiate decisional body and shall consist of three (3) members, designated as Members, all of which shareholders, residing in the Country, elected by the General Meeting, with term of office of one (1) year, reelection being permitted. **1st paragraph** - The Board of Directors, in a collective meeting of its members, shall appoint its chairman, who shall call and chair its meetings, and a vice president, who shall substitute for him during his eventual impediments or absences.

2nd paragraph - The chairman of the Board of Directors shall, in addition to the ordinary vote, have the "casting vote" in case of tie in the poll. **3rd paragraph** - In case of vacancy in a Membership, the deputy shall be appointed by the remaining members until the first General Meeting which shall decide the matter. **4th paragraph** - The Board of Directors shall meet as many times as necessary, with the attendance of at least two (2) of its members. **5th paragraph** - The respective minutes of the meetings held shall be drawn up by one of the members of the Board appointed by the chairman in the proper books and signed by the attending individuals, being published in the cases required by law. **Art. 12)** The Board of Directors shall be in charge of: **I)** establishing the general focus of the business; **II)** electing and removing the company's directors, being authorized to determine their attributions, in compliance with the rules set forth by article 14 hereof; **III)** inspecting the directors' management, reviewing, on a periodical basis, company's books and documents, requesting information on agreements and other acts related to the corporate business; **IV)** calling the General Meetings, in compliance with the legal and statutory rules; **V)** authorizing the Executive Committee to constitute pledges on the corporate property, such authorization not being necessary in the cases set forth by article 14, 1st paragraph, "f", 2nd paragraph, "b" and "f" and 3rd paragraph, "e" and "f" hereof; **VI)** authorizing the acquisition, disposal, cancellation or permanence in treasury of shares issued by the company; **VII)** choosing and dismissing the independent auditors. **Art. 13)** The Executive Committee shall have the broadest management, representation and administration powers of the company as necessary for the thoroughly fulfillment of the corporate object, in compliance, in this order, with the rules of article 14, the attributions granted by the Board of Directors under the terms of article 12 hereof and, where not inconsistent therewith, the determinations of art. 144 of Law 6404/76. **1st paragraph** - The Executive Committee shall consist of five (5) members, whether shareholders or not, residing in the country, designated as: President Director, Superintendent Director, Administrative Director, Financial Director and Marketing Director, all of whom elected by the Board of Directors, with a term of office of one (1) year, reelection being permitted. **2nd paragraph** - One of the members of the Board of Directors may be elected for a position in the Executive Committee. **3rd paragraph** - In the absences or temporary impediments of directors, the Board of Directors may expressly distribute the duties of the absent or impeded director among the other directors, in compliance, however, with the determinations of article 14. **4th paragraph** - In case of vacancy or definitive impediment of any director, the Board of Directors, in a meeting of its members, shall decide the matter, appointing the deputy to complete the term of office of the replaced director or keeping the office vacant, distributing, in this case, the duties of the impeded or removed director among the other directors, in compliance with the determinations of article 14. **Art. 14)** The Executive Committee shall, in the exercise of its management, representation and administration powers, always be subject to the conditions set forth in the following paragraphs. **1st paragraph** - Any of the acting directors may, on a several basis: a) draw, endorse for bank collection and discharge trade notes; b) endorse checks and payment orders exclusively for deposits to bank current accounts of the company; c) sign lists of securities to be discounted, guaranteed and collected; d) sign mail, tax and contribution collection slips, requirements and applications addressed to Federal, State and Municipal Public Agencies, Sinpas, Savings Banks and Banco do Brasil or other banks and institutions, in proper documents for the collection of taxes, fees and social contributions; e) hire and dismiss employees, salespeople, representatives and business agents; f) acquire, dispose of or encumber items of the permanent assets, including real estate, provided that the individual value thereof does

not exceed one percent (1%) of the company's stockholders' equity stated in the last published Financial Statements of the fiscal year. **2nd paragraph** - Any two (2) acting directors, on a jointly basis, may: a) issue checks, authorize bank account debits, enter into financing agreements with banking entities and commercial lease agreements with companies organized for such purpose; b) issue, accept, encumber or dispose of promissory notes and bills of exchange, provided that for bank discount or to guarantee obligations assumed in financing and commercial lease agreements; c) endorse any credit securities, including trade notes, promissory notes, bills of exchange and custody certificates, excluding checks; d) to keep custody and remove from custody securities and other personal property; e) to appoint attorneys, granting thereto the powers of the *ad judicia et extra* clause, as well as, when vested with such powers, to receive service of summons, confess, transact, waive, give and receive discharge and compromise; f) to appoint attorneys, granting thereto the powers necessary to issue, accept, encumber or dispose of promissory notes and bills of exchange, when such acts are expressly set forth by financing and commercial lease agreements and such securities are intended to guarantee obligations assumed therein; g) enter into publishing agreements and with governmental bodies; h) contract rent; i) provide surety to directly or indirectly controlled companies and guarantee to liability securities of such companies; j) acquire, subscribe, dispose of and redeem fixed- and variable-income securities, including shares and debentures, provided that not issued by the company or by any company directly or indirectly controlled thereby, in compliance, further, with the provisions of 4th paragraph, item "e". **3rd paragraph** - Two (2) directors, on a jointly basis, one of whom being the President Director or the Superintendent Director, may: a) accept trade notes and issue and accept the other credit securities, including promissory notes and bills of exchange; b) endorse checks; c) appoint attorneys, granting thereto the powers which such directors are vested with; d) represent the company before controlled companies; e) acquire, dispose of or encumber items of the permanent assets, including real estate, provided that the individual value thereof does not exceed twenty percent (20%) of the company's stockholders'equity stated in the last published Financial Statements of the fiscal year; f) enter into agreements entailing encumbering of corporate property, for a value not exceeding twenty percent (20%) of the company's stockholders'equity stated in the last published Financial Statements of the fiscal year; g) to provide surety to individuals when intended to guarantee the rent of residential real estate or residential telephone line in order to make feasible the settlement of a manager of the Company or of a company controlled thereby in a different municipality than his/her domicile, wherein the establishment designated by the Company to be managed thereby is located. **4th paragraph** - The directors specified in the foregoing paragraph, upon express authorization by the Board of Directors, may: a) acquire, dispose of or encumber shares and quotas of directly or indirectly controlled companies; b) acquire, dispose of or encumber items of the permanent assets, including real estate, when the individual value thereof exceeds twenty percent (20%) of the company's stockholders' equity stated in the last published Financial Statements of the fiscal year; c) to enter into agreements entailing encumbering of corporate property for a value exceeding twenty percent (20%) of the company's stockholders' equity stated in the last published Financial Statements of the fiscal year; d) to provide surety to an individual, except for the cases set forth by letter "g", 3rd paragraph hereof, of to a legal entity other than directly or indirectly controlled companies, and guarantee to liability securities of such entities, provided that the company is interested in such acts; e) promote the interest of the company, seeking several or joint control, in any other company through the acquisition of subscription of quotas or shares, as well as to withdraw the company from

such associations; f) to appoint attorneys, granting thereto the powers which such directors are vested with. **Art. 15)** The members of the Board of Directors and of the Executive Committee shall be installed in their positions by signing an entry of installation in the books of minutes of the Board of Directors and Executive Committee, surety or pledge of shares not being necessary, but with the statements set forth by art. 157 of Law 6404/76. **Sole paragraph** - The entry of installation shall be signed within the thirty (30) days following the election. **Art. 16)** The term of office of the Board of Directors and of the Executive Committee extends, whatever is the date of expiration thereof, until the installation of the newly elected officers. **Art. 17)** The limits of the monthly fees of the Board of Directors and of the Executive Committee shall be determined on an annual basis by the Ordinary General Meeting, and the variable compensation, in compliance with the statutory provisions and art. 152 of Law 6404/76, shall consist on a share of up to ten percent (10%) on the profits of the year. **CHAPTER IV - Audit Committee. Art. 18)** The company shall have an Audit Committee consisting of five (5) acting members and five (5) deputies and shall only be installed upon resolution by the General Meeting, in the cases set forth by law. **Sole paragraph** - The General Meeting resolving as to the installation of the Audit Committee shall elect the members thereof and determine their compensation. **CHAPTER V - Advisory Board. Art. 19)** The company shall have an Advisory Board consisting of three (03) members, whether shareholders or not, residing in the country, elected by the Board of Directors, and shall only be installed upon request, in the General Meeting, by shareholders representing, at least one-third of the shares entitled to vote. **1st paragraph** - The Board of Directors shall determine the term of office thereof, which may not exceed that of the Board of Directors, and shall elect their members, reelection being permitted. Eventual vacancies may be filled in the first meeting of the Board of Directors held and, in such case, the appointed individual shall complete the remaining term of office. **2nd paragraph** - When fixing the compensation monies of the Advisory Board, the Board of Directors shall determine the amount to be distributed to each member thereof, in the form of *jetons*. **Art. 20)** The Advisory Board shall state its position, when submitted to its consideration by the Board of Directors, as to technical and administrative issues of relevant interest to the company, stating an opinion on the focus and status of the corporate businesses. **1st paragraph** - The meetings of the Advisory Board shall be called by the Chairman of the Board of Directors or, alternatively, by the President Director or by the Superintendent Director of the company. **2nd paragraph** - The officers of the company may take part in the meetings of the Advisory Board, however, with no voting right. **CHAPTER VI - General Meetings. Art. 21)** The General Meeting shall meet, on an ordinary basis, in the first four-month period after the end of the fiscal year and, on an extraordinary basis, whenever the corporate interests so require, upon call as required by law. **1st paragraph** - The General Meeting shall be presided over by the chairman of the Board of Directors or, in his absence, by the shareholder appointed thereby, who shall choose one of the attending individuals to act as secretary and make up the Board. **2nd paragraph** - The individuals attending the Meeting shall evidence their capacity of shareholder, and the owners of book-entry shares or shares under custody shall, under the terms of art. 41 of Law 6404/76, file with the company, for such purpose, proof issued by the financial depositary institution, unless the Chairman of the Meeting considers sufficient any other supporting means. **CHAPTER VII - Transfer of Control. Art. 22)** In case of direct transfer of the Company's control, whoever acquires it shall, within a term of sixty (60) days, make a public offer for the purchase of class B preferred shares issued by the Company, under the same payment conditions offered by

the transferor, with the application of a discount of ten percent (10%) on the price paid per share, under the terms of article 24 below, and payment of monetary adjustment. **1st paragraph** - For the purposes of this Chapter, transfer of control of the Company is considered as the legal business, whether severally or consisting of a series or set of legal businesses, whereby shares issued by the Company are acquired, ensuring the power of control thereof, as defined by article 116, Law No.6.404/76. **2nd paragraph** - The sixty- (60) day term set forth in the caption of this article shall start on the date the transfer of the shares assuring control to whoever acquired them is formalized in the corporate books of the Company or in the financial institution in charge of the bookkeeping thereof. **Art. 23)** In case of indirect transfer of control, which occurs by the acquisition of control of a company controlled by the Company, whoever acquires it shall call, to be held on the thirty (30) days following the date the transfer of the shares assuring control to whoever acquired them is formalized in the respective corporate books or in the financial institution in charge of the bookkeeping thereof, a special meeting of owners of class B preferred shares of the Company. In said meeting, whoever acquired the control shall make a call bid of such class B preferred shares for the price considered equivalent to the shares or quotas of the purchasing controlling company, with a discount of ten percent (10%). **1st paragraph** - If, by majority of votes of the attending shareholders, the value of the proposal so made is approved, such value shall be the value of the public offer to be made by whoever acquired the control. **2nd paragraph** - If, by majority of votes of the attending shareholders, the value so proposed is not approved, a specialized appraisal company shall be hired to establish the amount and price ratio between the controlling company's and the Company's shares or quotas, determining the base for the discount of ten percent (10%) and the resulting value to be object of public offer for the acquisition of class B preferred shares. The appraisal company shall be indicated by whoever acquired the control and ratified in the special meeting of the owners of class B preferred shares and the services thereof shall be paid by the Company. The value defined by the appraisal company shall prevail in the public offer to be made by whoever acquired the control, in any event, even if lower than the price proposed thereby. **3rd paragraph** - If the transferor and the transferee of indirect control so wish, a preliminary agreement of purchase of corporate interest may be entered into, at a price to be defined or agreed upon after ascertaining the equivalence between the amount and value of the controlling company's and the Company's shares or quotas, made by a specialized company hired and paid by the Company upon mutual indication by the transferee and the transferor of indirect control and ratification by the special meeting of the owners of class B preferred shares. In this case, the transferee of control is liable to offer the price of the business, adjusted by the equivalence factor ascertained, with a discount of ten percent (10%) and monetary adjustment. **4th paragraph** - In case of indirect transfer of control, the term for the public offer of purchase of class B preferred shares to be made shall be of sixty (60) days, counted: (a) in the event of 1st paragraph, from the special meeting of the owners of class B preferred shares; (b) in the event of 2nd paragraph, from the completion of the appraisal; and (c) in the event of 3rd paragraph, from the execution of the final agreement for the acquisition of shares or quotas. **Art. 24)** Should the transfer of control occur through a series or set of acts or legal businesses, the weighted average of the prices of the acts or business made, with monetary adjustment, shall be considered as base for applying the ten percent (10%) discount. **Art. 25)** In case of disposal of shares supporting the control, not resulting in the transfer thereof, no public offer shall be made until the new controlling shareholder is characterized, under the terms of art. 116, Law 6.404/76, and the date of such characterization shall be the date the transfer of

the shares assuring control to the transferee, for the purposes of article 22 and paragraphs and the caption of article 23 hereof is formalized in the corporate books of the Company or in the financial institution in charge of the bookkeeping thereof. **Art. 26)** For the purposes of this Chapter, the monetary adjustment shall be made according to the following rules: (a) the index to be used shall be the IGP-M (General Market Prices Index), ascertained and published by Fundação Getúlio Vargas (FGV) or whichever may replace it; (b) should the IGP-M of the then current month is not know, the last published one shall be used; (c) the adjustment index shall apply on a *pro rata die* basis; (d) the initial date of the monetary adjustment shall be the date of payment or payments made to acquire the control and the final date shall be the date of the payment made in favor of the transferor of class B preferred shares; (e) whenever the monetary adjustment is due, interests as paid for Savings Accounts shall also be due, not including therein the Referential Rate - TR or the index that may replace it. **Art. 27)** When the regulatory rules of the Securities and Exchange Commission are applicable to the public offer set forth in this Chapter, the protocol of the application for prior authorization thereof, when applicable, shall suspend, until the applicant is formally made aware of the granting, the terms referred to in article 22, article 23, 4th paragraph and article 25. **Art. 28)** If, after the terms set forth in the caption of article 22, 4th paragraph of article 23 and article 25 elapses, the public offer set forth therein is not made, and until it is made, the exercise of the voting right shall temporarily be: (a) attributed to the owners of class B preferred shares; and (b) suspended with regard to the shareholder who was liable for making such arrangements. **Sole paragraph -** The shame shall apply to the exercise of voting right in the event that, after the term set forth in the caption of article 23 elapses, the special meeting set forth therein is not called and until it is called. **Art. 29)** After the public offer set forth in this Chapter is made, it shall be valid for sixty (60) days so that, within such term, the owners of class B preferred shares may state their acceptance. **Art. 30)** The purchaser of common shares of the Company or the transferee of its direct or indirect control falling within one or more of the following categories shall be released from acquiring class B preferred shares and shall not be liable to make the public call bid set forth in this Chapter: (a) a shareholder that, on February 29, 2000, held at least one and a half percent (1.5%) of the common shares of the company, identified in the minutes of the General Meeting approving the creation of the class B preferred shares; (b) legitimate or testamentary heir, or ascendant or descendant – whether natural or adoptive – and at any level – of the shareholder referred to in letter "a"; (c) legitimate or testamentary heir, or ascendant or descendant – whether natural or adoptive – and at any level – of the individual referred to in letter "b"; (d) spouse or ex-spouse of the shareholder referred to in letter "a" or of the individual referred to in letters "b" and "c". **1st paragraph -** The obligatory acquisition of class B preferred shares or making of the public offer set forth in this Chapter shall not apply in the events of transfer of ownership of common shares made by virtue of the following acts, even in case of occurrence of change in the Company's control: (a) payment, with shares of the Company, of capital stock of a parent company of which only the individuals included in letters "a" to "d" of the caption of this article have interests, reduction of such capital stock, with return of the shares, or dissolution of such parent company, or further, in case of split of such company, provided that the resulting companies to which the ownership of the common shares of the Company is attributed consist only of the individuals included in letters "a" to "d" of the caption of this article; (b) decision or court order, such as pledge or adjudication in execution. **2nd paragraph -** There is no obligatory acquisition of class B preferred shares or making of the public offer set forth in this Chapter in the events of disposal of common or preferred shares

issued by the Company's subsidiaries, controlled companies or affiliates, with or without transfer of control. **3rd paragraph** - In the events of transfer of shares or direct or indirect control of the Company comprehended by this article and its 1st paragraph, the owners of class B preferred shares shall not acquire voting right and the exercise of the voting right of the transferees of control shall not be suspended. **CHAPTER VIII - Fiscal Year, Profits, Reserves and Dividends. Art. 31)** The fiscal year shall end on December 31 of each year, when the financial statements shall be prepared, duly reviewed by independent auditors, having the following items: I) Balance sheets; II) Statement of accrued profits or losses; III) Statement of income of the year; IV) Statement of sources and applications of funds. **Art. 32)** After deducting the accrued losses and the provision for income tax, a percentage of up to ten percent (10%) from the income of the year shall be allocated to the interest of the officers, as the variable compensation thereof, provided that the minimum dividend of twenty-five percent (25%) from the net profit is attributed to the shareholders, in compliance with the rules set forth by arts. 152, 201, 202 and 203 of Law 6404/76 and articles 5, 1st paragraph and 17 hereof. **Art. 33)** The net profit of the year ascertained from the income after the deduction set forth in article 32 hereof shall be allocated as follows: a) five percent (5%) to constitute the legal reserve; b) twenty-five percent (25%) as minimum percentage to attribute dividends to the shareholders, in compliance with the rules of article 5, 1st paragraph hereof; c) the balance, if any, shall be transferred to the capital increase reserve, which shall not exceed, in any fiscal year, the limit of the realized capital stock. **Art. 34)** At the discretion of the Board of Directors, the company may credit to the shareholders, whether fully or partially, a value equal to the own capital remuneration, calculated according to the laws in force, up to the value that would result from the application of the Long-Term Interest Rate - TJLP on a *pro rata die* basis for the corresponding period. **1st paragraph** - Still at the discretion of the Board of Directors, the value equal to the own capital remuneration, whether fully or partially, may be incorporated to the capital stock or kept in a reserve account intended to future capital increase. **2nd paragraph** - Should the own capital remuneration be credited to the shareholders, as set forth in the caption of this article, it may be considered as payment of the minimum (article 5, 1st paragraph - and of the obligatory (article 33, "b") dividend. **3rd paragraph** - In any event, the minimum obligatory dividend shall be calculated based on the net profit of the respective year, pursuant to article 32, before deducting the own capital remuneration referred to in this article. **Art. 35)** The company may also prepare balance sheets on a semi-annual basis for the information of the shareholders and to be sent to the Stock Exchanges. **Art. 36)** The Company may not, unless authorized by the majority of votes in a special meeting of the owners of class B preferred shares, retain, for more than four succeeding quarters, available funds in an amount exceeding twenty-five percent (25%) of its total assets, provided that its economic and financial position so permits. **1st paragraph** - For the purposes of applying this provision: (a) the values corresponding to the last day of each quarter shall be taken into account, according to the balance sheets prepared as of the respective dates; and (b) the available funds shall correspond to the sum of the values accounted for in the items "cash and banks" and "financial applications" of the quarterly statements. **2nd paragraph** - From the values that, in each semester, exceed the percentage of available funds retention set forth in this article, the value corresponding to the quarter with the least retention excess shall be distributed as dividend or paid as interests on the capital, deducting from such excess the dividends or interests on the capital already declared and still unpaid. **3rd paragraph** - In the event of the foregoing paragraph, the statutory clause set forth in this article shall only apply again after the

four quarters following the last of the quarters involved in the ascertainment of the retention excess. **4th paragraph** - The distribution of dividends or the payment of interests on the capital shall be made within the fiscal year following the last of the quarters involved in the ascertainment of the retention excess. **5th paragraph** - The Company may not, unless authorized by more than half of the owners of class B preferred shares, organize a subsidiary with the exclusive purpose of managing its own funds. **6th paragraph** - The amendment of this statutory clause may only be resolved by the General Meeting upon prior approval of owners of more than a half of the class B preferred shares, convened in a special meeting. **CHAPTER IX - Miscellaneous. Art. 37)** The Company may grant, under the terms of and pursuant to the plan approved by the General Meeting, share purchase options to the employees and officers of the Company and to those providing services to the companies controlled thereby. **Art. 38)** The company may be dissolved and liquidated in the cases and in the manner set forth by law. **Art. 39)** The cases omitted herein shall be governed by the legal provisions in force applicable to the matter.

AMENDMENTS TO BE DECLARED IN EXTRAORDINARY GENERAL MEETING, approved by the Board of Directors on September 12, 2001 (resulting from the cancellation of Treasury shares):

> on this date, the capital stock of Saraiva S.A. Livreiros Editores is of thirty-four million seven hundred and fourteen thousand five hundred and forty-five Brazilian Reais and fifty-two centavos (R$ 34,714,545.52), fully paid up and divided into twenty-three million four hundred and fifty-three thousand seven hundred and seventy-four (23,453,774) shares, of which nine million six hundred and twenty-two thousand three hundred and thirteen (9,622,313) are common shares and thirteen million eight hundred and thirty-one thousand four hundred and sixty-one (13,831,461) are preferred shares, the latter consisting of three hundred and nineteen thousand two hundred and thirty-nine (319,239) class A shares and thirteen million five hundred and twelve thousand two hundred and twenty-two (13,512,222) class B shares, all of which with approximate par value of one Brazilian Real and forty-eight centavos (R$ 1.48).

6

PUBLIC FEDERAL SERVICE
CVM - SECURITIES AND EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION – Base Date – 09/30/2001
BUSINESS, INDUSTRIAL AND OTHER COMPANIES

(TO BE USED BY THE COMPANY FOR CHECKING PURPOSES ONLY)
Corporate Law

THE FILLING WITH CVM DOES NOT IMPLY ANY CONSIDERATION AS TO THE COMPANY AND THE OFFICERS ARE RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
01047-2	**SARAIVA SA LIVREIROS EDITORES**	**60.500.139/0001-26**
4 – NIRE **35300025300**		

01.02 – HEAD OFFICE

1 – FULL ADDRESS				2 – DISTRICT
Av. Marquês de São Vicente nº1697				Barra Funda
3 – POSTAL CODE	4 – MUNICIPALITY			5 – STATE
01139-904	São Paulo			SP
6 – DDD	7 – PHONE	8 - PHONE	9 – PHONE	10 - TELEX
011	3611-3344			
11 – DDD	12 – FAX	13 – FAX	14 - FAX	
011	3611-3308			
15 – E-MAIL				
http:/www.editorasaraiva.com.br				

01.03 – INVESTOR RELATION DIRECTOR (Address for Correspondence with the Company)

1 – NAME				
João Luís Ramos Hopp				
2 – FULL ADDRESS				3 – DISTRICT
Rua Edgar Teotônio Santana 206				Barra Funda
4 – POSTAL CODE	5 - MUNICIPALITY			6 – STATE
01140-030	São Paulo			SP
7 - DDD	8 – PHONE	9 – PHONE	10 – PHONE	11 - TELEX
011	3611-3344			
12 - DDD	13 – FAX	14 – FAX	15 - FAX	
011	3619-3062			
16 – E-MAIL				
jlhopp@editorasaraiva.com.br				

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - START	2 – END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
01/01/2001	12/31/2001	3	07/01/2001	09/30/2001	2	04/01/2001	06/30/2001

9 – NAME/CORPORATE NAME OF THE AUDITOR	10 – CVM CODE
KPMG Auditores Independentes	00418-9
11 – NAME OF THE TECHNICAL RESPONSIBLE PERSON	12 – CPF OF THE TECHNICAL RESPONSIBLE PERSON
Fernando Octavio Sepulveda Munita	839.708.198-49

01.05 – COMPOSITION OF THE CAPITAL STOCK

Number of shares (Thousand)	1 – CURRENT QUARTER 09/30/2001	2 - PRIOR QUARTER 06/30/2001	3 – SAME QUARTER PRIOR FISCAL YEAR 09/30/200
Paid-in Capital			
1 – Common	9,622	9,622	9,623
2 – Preferred	13,832	13,834	13,819
3 – Total	23,454	23,456	23,442
Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Business, Industrial and other companies
2 – STATUS Operational
3 – NATURE OF THE SHAREHOLDING CONTROL National Private
4 – ACTIVITY CODE 1070000 – Press and Publishing
5 – MAIN ACTIVITY Edition and printing of books
6 – CONSOLIDATED TYPE Full
7 – TYPE OF AUDITORS REPORT Without exceptions

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1. ITEM	2. CNPJ	3. CORPORATE NAME

01.08 - CASH GAINS ASCERTAINED AND/OR PAID DURING AND AFTER THE QUARTER

1. ITEM	2. EVENT	3. APPROVAL	4. PROFIT	5. PAYMENT START	6. SHARE TYPE	7. VALUE OF PROFIT PER SHARE

01.09 – SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK AMOUNT (Thousand Reais)	4 – AMOUNT OF CHANGE (Thousand Reais)	5 - CHANGE ORIGIN	7 – NUMBER OF SHARES ISSUED (Thousand)	8 – PRICE OF THE SHARE UPON THE ISSUE (Reais)
01	04/26/2001	34,693	234	Profit reserve	0	0.0000000000
02	07/26/2001	34,715	21	Private Subscription in cash	14	11.2700000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 - DATE	2 – SIGNATURE

02.01 – BALANCE SHEETS - ASSETS (Thousand Reais)

1. CODE	2. DESCRIPTION	3 - 09/30/2001	4 - 06/30/2001
1	Total Assets	193,706	176,990
1.01	Current Assets	91,138	72,278
1.01.01	Cash equivalents	1,092	1,134
1.01.01.01	Cash and Banks	1,092	1,121
1.01.01.02	Securities	0	13
1.01.02	Credits	18,043	16,019
1.01.02.01	Customers	13,727	14,488
1.01.02.02	Dividends receivable from controlled companies	0	0
1.01.02.03	Taxes to recover	1,790	1,160
1.01.02.04	Others	2,526	371
1.01.03	Inventories	62,152	46,397
1.01.03.01	Finished products	31,755	23,973
1.01.03.02	Products in preparation	18,635	12,028
1.01.03.03	Raw materials	11,450	10,092
1.01.03.04	Packaging and consumption materials	312	304
1.01.04	Others	9,851	8,728
1.01.04.01	Expenses for the next fiscal year	9,851	8,728
1.02	Long-Term Assets	9,755	10,497
1.02.01	Several Credits	0	0
1.02.02	Credits with Related Persons	0	1,144
1.02.02.01	With affiliated companies	0	0
1.02.02.02	With controlled companies	0	1,144
1.02.02.03	With Other Related Persons	0	0
1.02.03	Others	9,755	9,353
1.02.03.02	Judicial deposits	4,720	4,445
1.02.03.03	Deferred income tax and social contribution	3,667	3,556
1.02.03.04	Others	1,368	1,352
1.03	Fixed Assets	92,813	94,215
1.03.01	Investments	54,637	55,624
1.03.01.01	Interests in Affiliated Companies	0	0
1.03.01.02	Interests in Controlled Companies	53,899	54,886
1.03.01.02.01	Livraria e Papelaria Saraiva SA	53,899	54,886
1.03.01.03	Other Investments	738	738
1.03.01.03.01	Tax incentives	684	684
1.03.01.03.02	Others	54	54
1.03.02	Fixed assets	32,154	32,100
1.03.02.01	Land	5,019	5,019
1.03.02.02	Buildings and constructions	6,743	6,763

1.03.02.03	Furniture, utensils and facilities	6,606	7,034
1.03.02.04	Vehicles	1,099	666
1.03.02.05	Machinery and equipment	3,533	3,776
1.03.02.06	Data processing equipment	8,555	8,243
1.03.02.07	Other fixed assets	599	599
1.03.03	Deferred	6,022	6,491
1.03.03.01	Premium to amortize	5,155	5,552
1.03.03.02	Others	867	939

02.02 – BALANCE SHEETS – LIABILITIES (Thousand Reais)

1. CODE	2. DESCRIPTION	3 - 09/30/2001	4 - 06/30/2001
2	Liabilities	193,706	176,990
2.01	Current Liabilities	69,220	46,781
2.01.01	Borrowing and Financing	40,755	23,121
2.01.02	Debentures	0	0
2.01.03	Suppliers	22,807	11,265
2.01.04	Taxes, Charges and Contributions	1,059	2,334
2.01.04.03	Taxes and Social Charges	1,059	2,334
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	3,390	6,933
2.01.06.01	Provisions for Vacations and Charges	2,438	2,386
2.01.06.02	Provisions for Income Tax	0	3,347
2.01.06.03	Provision for Social Contribution	0	393
2.01.06.04	Interest of the officers	177	483
2.01.06.05	Provision for 13th salary and charges	775	324
2.01.07	Debts with Related Persons	0	0
2.01.08	Others	1,209	3,128
2.01.08.01	Accounts and expenses payable	809	2,349
2.01.08.02	Copyrights payable	400	737
2.01.08.03	Income on own capital	0	42
2.01.08.04	Interests of shareholders	0	0
2.02	Long-Term Liabilities	40,004	36,514
2.02.01	Borrowing and Financing	27,912	24,719
2.02.02	Debentures	0	0
2.02.03	Provisions	12,092	11,795
2.02.03.01	Contributions and taxes	12,092	11,795
2.02.04	Debts with Related Persons	0	0
2.02.04.01	Controlled company	0	0
2.02.05	Others	0	0
2.03	Results from Fiscal Years	0	0
2.05	Stockholders' Equity	84,482	93,695
2.05.01	Realized Capital Stock	34,715	34,715
2.05.02	Capital Reserves	13,643	13,643
2.05.02.01	Taxes incentive reserve	4,123	4,123
2.05.02.02	Subscribers' premium reserve	8,653	8,653
2.05.02.03	Reserve for maintenance of own working capital	724	724
2.05.02.04	Others	143	143
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Affiliated Companies	0	0
2.05.04	Profit Reserves	33,292	33,321
2.05.04.01	Legal	4,871	4,871
2.05.04.02	Statutory	0	0
2.05.04.02.01	Treasury shares	0	0
2.05.04.03	Contingencies	0	0

2.05.04.04	Profits to Realize	0	0
2.05.04.05	Retention of Profits	0	0
2.05.04.06	Special for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	28,421	28,450
2.05.04.07.01	Reserves for capital increase	28,421	28,450
2.05.05	Accumulated Profit Losses	2,832	12,016

03.01 – STATEMENT OF INCOME (Thousand Reais)

1. CODE	2. DESCRIPTION	3. 07/01/2001 to 09/30/2001	4. 01/01/2001 to 09/30/2001	5. 07/01/2000 to 09/30/2000	6. 01/01/2000 to 09/30/2000
3.01	Gross Revenue from Sales and/or Services	15,913	116,611	13,989	110,279
3.02	Deduction from Gross Revenue	(583)	(4,253)	(511)	(4,024)
3.03	Net Revenue from Sales and/or Services	15,330	112,358	13,478	106,255
3.04	Costs of Goods and/or Services Sold	(4,548)	(26,556)	(4,194)	(30,538)
3.05	Gross Income	10,782	85,802	9,284	75,717
3.06	Operating Expenses/Revenues	(24,619)	(81,184)	(17,927)	(63,550)
3.06.01	From Sales	(8,575)	(36,633)	(7,210)	(31,531)
3.06.02	General and Administrative	(6,627)	(22,138)	(6,115)	(19,915)
3.06.02.01	Management fees	(444)	(1,410)	(449)	(1,179)
3.06.02.02	Others	(6,183)	(20,728)	(5,666)	(18,736)
3.06.03	Financial	(6,798)	(14,747)	(2,204)	(4,940)
3.06.03.01	Financial Revenues	149	850	447	1,095
3.06.03.02	Financial Expenses	(6,947)	(15,597)	(2,651)	(6,035)
3.06.04	Other Operating Revenues	(40)	723	827	827
3.06.05	Other Operating Expenses	(1,593)	(4,780)	(1,521)	(4,539)
3.06.05.01	Depreciation and Amortization	(1,581)	(4,735)	(1,507)	(4,498)
3.06.05.02	Others	(12)	(45)	(14)	(41)
3.06.06	Income from Equity Method	(986)	(3,609)	(1,704)	(3,452)
3.07	Operating Income	(13,837)	4,618	(8,643)	12,167
3.08	Non-Operating Income	59	(105)	12	103
3.08.01	Revenues	0	0	12	103
3.08.02	Expenses	59	(105)	0	0
3.09	Income Before Taxes/Interests	(13,778)	4,513	(8,631)	12,270
3.10	Provision for Income Tax and Social Contribution	4,149	(3,129)	2,099	(4,060)
3.11	Deferred Income Tax	139	388	313	(1,356)
3.12	Statutory Interests/Contributions	306	(177)	51	(679)
3.12.01	Interests	306	(177)	51	(679)
3.12.01.01	Interest of officers	306	(177)	51	(679)
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Own Capital	0	0	0	0
3.15	Profit/Loss of the Period	(9,184)	1,595	(6,168)	6,175
	NUMBER OF SHARES, EX-TREASURY (Thousand)	23,454	23,454	23,442	23,442
	PROFIT PER SHARE		0.06801		0.26342
	LOSS PER SHARE	(0.39157)		(0.26312)	

NOTES TO THE FINANCIAL STATEMENTS

Notes to the financial statements

Period ended on September 30, 2001
(in thousand Reais)

1. Operating context

Saraiva S.A Livreiros Editores (Editora) has as main activity, the issue of books in the areas of Primary and Secondary School, paradidactic, legal and economy/management.

The operating cycle of Editora presents a great seasonality during the year, concentrating 80% of the sales between the last quarter of the year and the first quarter of the following year. This concentration in the turnover is determined by two factors: (a) the "Back to school" period in the first quarter; and (b) the sale of primary school didactic books to the government in the fourth and first quarters of the year.

2. Presentation and preparation of the financial statements

The financial statements have been prepared based on the accounting practices set forth by the Brazilian corporate law and rules of the Securities and Exchange Commission.

Description of the main accounting practices:

a. Financial investments
Recorded at the cost, plus earnings incurred in the period, not exceeding the market value.

b. Provision for bad debts
Constituted in an amount sufficient to face eventual losses in the realization of receivable accounts from customers, including receivable checks. The credits considered to be irrecoverable are directly recorded to the result of the period.

c. Rights and obligations
Updated at the exchange rate and/or financial charges, pursuant to the agreements and legislation in force, so that the amounts incurred in the period are reflected.

d. Inventories
Evaluated at the average acquisition or production cost not to exceed the market price.

e. Investments
The investment in controlled companies is evaluated by the equity method and the other investments by the deducted cost of provision for devaluation.

f. Fixed assets
Recorded at the acquisition, formation or construction cost. The depreciation is calculated according to the straight line method at the rates that take into consideration the useful lifetime of the goods.

g. Deferred

Recorded at the acquisition and formation cost, it refers basically to premium to amortize (Note 8), pre-operating expenditures with business assignment and expenses incurred before the start of the operations of the new stores.

The amortization of these expenditures is made for the term of 5 years, or according to contractual provisions of rental, from the beginning of the business operations of the stores.

h. Copyrights

Are credited upon the realization of the sales and, in some cases, upon the acquisition of issue rights. In the first case, the rights are considered as sale expenses and are led to the result and, in the second, included in the production cost.

i. Income tax and social contribution

Income tax - calculated at the rate of 15% on the taxable profit, plus an additional amount of 10%.

Social contribution - calculated at the rate of 9% on the adjusted accounting profit.

Deferred income tax and social contribution are presented in the long term assets and long term liabilities. (Note 11).

j. Inflationary effects

The accounts of the permanent assets and stockholders' equity were monetarily adjusted up to December 31st 1995, when according to Law No. 9,249/95 the adjustment of balance sheets was revoked from the Brazilian corporate law.

3. Consolidated financial statements

The consolidated financial statements correspond to the financial statements of Saraiva S.A. Livreiros Editores and of its controlled company, Livraria e Papelaria Saraiva S.A., of which it holds a percentage interest in the capital of 99.91%.

The consolidated financial statements have been prepared according to the provisions contained in the Share Company Law, in the rules issued by the Securities and Exchange Commission and according to the basic principles generally adopted for consolidation, which include:

- The elimination of the rights and obligations, as well as the revenues, costs and expenses arising from businesses occurred between the companies included in the consolidation;

- The elimination of the corresponding investment in the controlling company against the stockholders' equity of the controlled company; and

- The interest of minor shareholders in the stockholders' equity and in the net loss for the period of the controlled company is presented in highlight respectively in the balance sheets and in the consolidated statements of income.

4. Accounts receivable from customers

	Editora	Consolidated
Trade bills to receive	12,349	11,049
Credit cards	-	10,222
Checks to receive	2,412	3,711
Others	57	90
(-) Provision for bad debts	(1,091)	(1,336)
	13,727	**23,736**

5. Inventories

	Editora	Consolidated
Finished products	31,755	71,504
Products in process	18,635	18,635
Raw materials	11,450	11,450
Packaging and consumption materials	312	623
	62,152	**102,212**

6. Investments

	Editora	Consolidated
Interest in controlled company	53,899	-
Other investments	3,462	4,861
Provision for devaluation	(2,724)	(3,842)
	54,637	**1,019**

The interest in controlled company is represented by the investment in Livraria e Papelaria Saraiva S.A. and the main information on the interest is as follows:

Number of shares of capital stock - thousand	57,540
Number of owned shares - thousand	57,490
Percentage interest in the capital stock	99.91%
Updated capital stock	51,210
Stockholders' equity	53,946
Value of the investment	53,899
Net loss of the period	(3,612)
Equivalence calculation basis	**(3,612)**
Result from equity method	**(3,609)**

Information on the Balance Sheets of the controlled company:

ASSETS	09/30/2001	LIABILITIES AND STOCKHOLDERS' EQUITY	09/30/2001
TOTAL ASSETS	**105,610**	**TOTAL LIABILITIES**	**105,610**
CURRENT	56,432	CURRENT	25,813
Cash and banks	3,529	Borrowings and financing	5,834
Accounts receivable from customers	11,440	Suppliers	14,637
Inventories	40,060	Taxes and social contribution	995
Taxes to recover	840	Payable accounts and expenses	4,347
Other receivable credits and accounts	484		
Expenses of the following fiscal year	79		
		LONG TERM LIABILITIES	25,851
LONG TERM ASSETS	10,913	Provision for contribution and taxes	13,607
Deferred income tax and social contribution	5,574	Borrowings and financing	11,600
Other realizable values	5,339	Others	644
		STOCKHOLDERS' EQUITY	53,946
PERMANENT	38,265		
		Capital stock	51,210
Investments	280	Capital reserves	2,190
Fixed assets	27,044	Profit reserves	2,564
Deferred assets	10,941	Accrued profits	(2,018)

7. Fixed Assets

	Annual depreciation rate	Editora	Consolidated
Adjusted cost			
Land		5,019	5,022
Buildings and constructions	4%	9,098	10,995
Furniture, utensils and installations	10%	19,615	63,476
Data processing equipment	20%	13,710	25,466
Vehicles	20%	2,256	2,475
Machine and equipment	10%	11,882	12,267
Other fixed assets		600	1,196
		62,180	120,897
Accrued depreciation		(30,026)	(61,700)
		32,154	**56,197**

8. Deferred

	Editora	Consolidated
Adjusted cost		
Pre-operating costs and other deferred amounts	1,445	28,259
Premium to amortize	7,931	7,931
	9,376	36,190
Accrued amortization	(3,354)	(19,227)
	6,022	**16,963**

Premium to amortize

Premium to amortize, from acquisition of interest in Editora Atual S.A., that had as economic basis the expectation of future profitability based on the projection

of the capacity of generation of future profits within the expected term for return of investment was transferred from investments to deferred assets as a result of the incorporation of that company in August 1999, and is being amortized on a straight line basis in 60 monthly installments, calculated according to the results estimated for the period of 5 years counted from 01/01/2000.

9. Borrowings and financing

	Editora	Consolidated
Current		
Borrowings		
Local currency - guaranteed account	4,691	4,691
Foreign currency - Resolution 2.770	28,392	28,392
	33,083	33,083
Financing		
Local Currency		
BNDES - FINEM	880	6,652
Others	1	63
Foreign Currency		
International Finance Corporation - IFC	6,791	6,791
	7,672	**13,506**
	40,755	**46,589**
Long Term		
Financing		
Local Currency		
BNDES - FINEM	3,254	14,828
Others	-	26
Foreign Currency		
International Finance Corporation - IFC	24,658	24,658
	27,912	**39,512**

Borrowings in local currency - guaranteed accounts are subject to the addition of financial charges according to the variation of CDI.

Borrowings in foreign currency refer to operations of transfer of funds collected abroad according to Resolution 2.770 - Bacen, matched with operations of "interest rate swap" (Note 14) and has as guarantee Promissory Note. On the principal updated according to the dollar exchange variation, annual interests apply according to the agreement.

On the financing obtained by Editora with BNDES - FINEM, with mortgage guarantee, annual interests of 3.5%, plus TJLP, apply. On the financing obtained by the controlled company, also with BNDES - FINEM, 100% guaranteed by Editora, annual interests of 3% and 3.5%, plus TJLP, apply.

On the finance obtained with IFC, subject to dollar exchange variation, annual rate of 3% above LIBOR apply. The agreement is free from any collateral, provided that up to its full release, Editora will keep its current shareholding position in Livraria e Papelaria Saraiva S.A., and the majority shareholders shall jointly keep at least 50% of the voting common shares in Editora.

The financing operations BNDES - FINEM were intended for the acquisition and implementation of a Corporate Management Integrated System - ERP and to the construction of a Distribution Center. The financing obtained with IFC was intended to the project of investment in Mega Stores and modernization of conventional stores of the controlled company Livraria e Papelaria Saraiva S.A.

10. Transactions with related parties

The transactions among related parties include business operations of purchase and sale and loans with Livraria e Papelaria Saraiva S.A. and have been performed in usual market conditions.

Balances	
Current Assets	
Receivables	1,427
Current Liabilities	
Payables	28
Transactions	
Sale of goods	6,057
Purchase of goods	15

11. Deferred income tax and social contributions

The deferred income tax and social contribution are recorded to reflect the future tax effects attributable to the temporary differences between the tax base of assets and liabilities and its corresponding accounting value. The Company, based on the expectation of generation of future taxable profit, also enters tax credits on tax losses and negative bases for social contribution of prior fiscal years that do not have expiration date and the compensation of which is limited to 30% of the annual taxable profit. The accounting value of the deferred assets is annually reviewed and adjusted upon a material change of the expected taxable profits.

The deferred income tax and social contribution have the following origin:

	Editora	Consolidated
Long term assets		
Judicial actions PIS and COFINS	3,667	6,960
Tax loss and negative base for social contribution	-	2,280
	3,667	**9,240**
Long term liabilities (item "Contributions and taxes")		
Deferment of induced accelerated depreciation	397	397
Premium to amortize - Article 7, Law 9.532/97	165	165
	562	**562**

The conciliation of the expense calculated by the application of combined rates and the expense of income tax and social contribution debited as a result is demonstrated as follows:

	Editora	Consolidated
Accounting profit before Income Tax and Social Contribution on Net Profit	**4,513**	**2,700**
Combined tax rate	34%	34%
Income Tax and Social Contribution on Net Profit according to the combined rate	**(1,534)**	**(919)**
Permanent additions		
Nondeductible expenses	(72)	(104)
Equity method	(1,227)	-
Permanent exclusions		
Interest of officers	16	16
Other items		
(additional income tax without taxable exceeding profit and tax incentives)	76	76
	(2,741)	**(931)**
Income Tax and Social Contribution on Net Profit on the result of the period		
Expense of the period	(3,129)	(3,129)
Deferred	388	2,198
	(2,741)	**(931)**
Effective rate on net income	**60,74%**	**34,48%**

12. Provisions for contributions and taxes

The company discuss in court the legality of some federal nature taxes and based on the opinion on its legal advisors, does not expect these processes to be closed at a value above those provisioned for. The composition of the contingent liabilities is as follows:

	Editora	Consolidated
PIS - Division into installments with 1% and without fine	7,293	12,623
PIS/COFINS - Increase in base and increase in rate	3,492	7,849
IR / CSLL - Real Plan Law 8.880/94	745	4,665
	11,530	**25,137**

13. Stockholders' Equity

According to the decision at a meeting of the Board of Directors of September 19, 2001, the cancellation of 2,000 class B preferred shares kept in treasury, from the acquisition made by the Company in the quarter was approved, under the 2nd program of option for purchase of shares.

The capital stock, fully paid-in, in the amount of R$ 34,715 is represented by 23,453,774 shares, of which 9,622,313 common shares and 13,831,461 preferred shares, of which 319,329 of Class A and 13,512,222 of Class B, all of them with face value of about one *Real* and forty eight *centavos* (R$ 1.48). The Company is authorized to increase the capital stock, regardless of the statutory reform, by up to five million (5,000,000) shares, and may reach the limit of 28,453,774 shares issued.

The preferred shares, that cannot exceed 2/3 of the total shares issued, do not entitle to vote, except if Editora fails to pay the minimum dividends to which they are entitled for three consecutive fiscal years; they are not convertible into common shares and attribute the following advantages to the shareholder:

a) class A: a.1) priority in the distribution of a minimum, non-cumulative, 8%-per-year dividend, calculated on the face value of shares, also sharing the profits distributed in equal conditions with common shares, after they are assumed a dividend equal to the minimum; a.2) participation in equal conditions with common shares in the distribution of shares with bonuses, from capitalization of reserves, suspended profits, adjustment for inflation and any other funds.

b) class B: it attributes, besides the advantages of class A preferred shares, an equal treatment in case of direct or indirect disposal of the control of the Company pursuant to the Bylaws. No change in the advantages or rights granted by these shares may be decided without the prior approval of the shareholders of more than half of these class of shares.

All shares are entitled to a minimum dividend of 25% of the net income of each fiscal year.

14. Financial instruments

Editora performs operations involving financial instruments recorded in equity accounts that has as purpose to meet their operating needs.

The operations with derivatives performed in the quarter were as follows:

a) Interest rate swap agreements, with Citibank and Itaú, linked to the borrowings obtained pursuant to Resolution 2.770 - Bacen (Note 9) with the following conditions:

Agreements	Due Date	Adjustment	Value of the operation (US$ thousand)	Financial Expense in the period (R$ thousand)
Citibank	11/2001	CDI	198	21
Itaú	11/2001	CDI	2,594	350
Citibank	12/2001	CDI	3,890	468
Itaú	12/2001	CDI	2,164	261
Itaú	01/2002	CDI	804	51
Itaú	01/2002	CDI	799	41
Total			**10,449**	**1,192**

The other financial instruments contained in the balance sheets, related to the deferred taxes, when compared with the values that could have been obtained in the negotiation thereof in an active market or, in their absence, with the current adjusted net value based on the current interest rate in the market, materially approximate to its corresponding market values.

The market values for financing in local and foreign currencies are identical to the accounting balances, since there is no similar instrument in the local market with comparable due date and interest rates.

15. Insurance coverage

On September 30, 2001, the Company had insurance coverage against fire and several risks for the fixed assets and for inventories, in amounts considered enough to cover eventual losses.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
01047-2	**SARAIVA SA LIVREIROS EDITORES**	**60 .500.139/0001-26**

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2001	4 - 06/30/2001
1	Total Assets	243,962	222,212
1.01	Current Assets	146,116	123,131
1.01.01	Cash and cash equivalents	4,621	2,744
1.01.02	Credits	29,353	26,454
1.01.02.01	Customers	23,736	23,674
1.01.02.02	Taxes to recover	2,630	2,364
1.01.02.03	Others	2,987	416
1.01.03	Inventories	102,212	85,194
1.01.04	Others	9,930	8,739
1.02	Long Term Assets	20,667	19,178
1.02.01	Several Credits	0	0
1.02.02	Credits with Related Persons	0	0
1.02.02.01	With affiliated companies	0	0
1.02.02.02	With controlled companies	0	0
1.02.02.03	With Other Related Persons	0	0
1.02.03	Others	20,667	19,178
1.02.03.01	Deferred income tax and social contribution	9,240	8,624
1.02.03.02	Judicial deposits	10,057	9,200
1.02.03.03	Others	1,370	1,354
1.03	Permanent Assets	77,179	79,903
1.03.01	Investments	1,019	1,019
1.03.01.01	Interests in Affiliated Companies	0	0
1.03.01.02	Interests in Controlled Companies	0	0
1.03.01.03	Other Investments	1,019	1,019
1.03.02	Fixed assets	59,197	60,414
1.03.03	Deferred	16,963	18,470

06.02 - TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2001	4 - 06/30/2001
2	Total Liability	243,962	222,212
2.01	Current Liabilities	93,578	64,881
2.01.01	Borrowing and Financing	46,590	28,908
2.01.02	Debentures	0	0
2.01.03	Suppliers	36,014	19,266
2.01.04	Taxes, Charges and Contributions	2,053	3,345
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	5,233	8,575
2.01.06.01	Provisions for vacations and charges	3,773	3,847
2.01.06.02	Provisions for income tax	0	3,347
2.01.06.03	Provision for social contribution	0	393
2.01.06.04	Interest of officers	177	483
2.01.06.05	Provision for 13th salary and charges	1,283	505
2.01.07	Debts with Related Persons	0	0

2.01.08	Others	3,688	4,787
2.01.08.01	Accounts and expenses payable	3,288	4,008
2.01.08.02	Copyrights	400	737
2.01.08.03	Interest on own capital	0	42
2.02	Long-Term Liabilities	65,855	63,588
2.02.01	Borrowing and Financing	39,512	37,656
2.02.02	Debentures	0	0
2.02.03	Provisions	25,699	24,806
2.02.03.01	Contributions and taxes	25,699	24,806
2.02.04	Debts with Related Persons	0	0
2.02.05	Others	644	1,126
2.03	Results from Future Fiscal Years	0	0
2.04	Minor Interests	47	48
2.05	Stockholders' Equity	84,482	93,695
2.05.01	Realized Capital Stock	34,715	34,715
2.05.02	Capital Reserves	13,643	13,643
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Affiliated Companies	0	0
2.05.04	Profit Reserves	33,292	33,321
2.05.04.01	Legal	4,871	4,871
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Profits to Realize	0	0
2.05.04.05	Retention of Profits	0	0
2.05.04.06	Special for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	28,421	28,450
2.05.04.07.01	Reserves for capital increase	28,421	28,450
2.05.05	Accumulated Profit/Losses	2,832	12,016

07.01 CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1. CODE	2. DESCRIPTION	3. 07/01/2001 to 09/30/2001	4. 01/01/2001 to 09/30/2001	5. 07/01/2000 to 09/30/2000	6. 01/01/2000 to 09/30/2000
3.01	Gross Revenue from Sales and/or Services	61,907	267,181	52,603	235,439
3.02	Deductions from Gross Revenue	(4,911)	(18,333)	(4,265)	(16,021)
3.03	Net Revenue from Sales and/or Services	56.996	248,848	48.338	119,418
3.04	Costs of Goods and/or Services Sold	(29,687)	(110,203)	(25,588)	(100,540)
3.05	Gross Income	27,309	138,645	22,750	118,878
3.06	Operating Expenses/Revenues	(41,683)	(135,753)	(32,208)	(108,452)
3.06.01	From Sales	(21,296)	(77,880)	(18,347)	(64,171)
3.06.02	General and Administrative	(9,146)	(30,285)	(7,765)	(26,421)
3.06.02.01	Management fees	(705)	(2,199)	(695)	(1,846)
3.06.02.02	Others	(8,441)	(28,086)	(7,070)	(24,575)
3.06.03	Financial	(7,398)	(17,070)	(3,000)	(7,831)
3.06.03.01	Financial Revenues	523	1,591	807	2,019
3.06.03.02	Financial Expenses	(7,921)	(18,661)	(3,807)	(9,850)
3.06.04	Other Operating Revenues	(37)	1,015	1,182	1,182
3.06.05	Other Operating Expenses	(3,806)	(11,533)	(4,278)	(11,211)
3.06.05.01	Depreciation and Amortization	(3,780)	(11,459)	(4,253)	(11,134)
3.06.05.02	Others	(26)	(74)	(25)	(77)
3.06.06	Income from Equity Method	0	0	0	0
3.07	Operating Income	(14,374)	2,892	(9,458)	10,426
3.08	Non-Operating Income	89	(192)	(33)	134
3.08.01	Revenues	0	0	(33)	134

3.08.02	Expenses	89	(192)	0	0
3.09	Income Before Taxes/Interests	(14,285)	2,700	(9,491)	10,560
3.10	Provision for Income Tax and Social Contribution	4,149	(3,129)	2,099	(4,060)
3.11	Deferred Income Tax	645	2,198	1,171	350
3.12	Statutory Interests/Contributions	306	(177)	51	(679)
3.12.01	Interests	306	(177)	51	(679)
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Own Capital	0	0	0	0
3.14	Minority Interests	1	3	2	4
3.15	Profit/Loss of the Period	(9,184)	1,595	(6,168)	6,175
	NUMBER OF SHARES, EX-TREASURY (Thousand)	23,454	23,454	23,442	23,442
	PROFIT PER SHARE		0.06801		0.26342
	LOSS PER SHARE	(0.39157)		(0.26312)	

09.01 - INTERESTS IN CONTROLLED AND/OR AFFILIATED COMPANIES

1. ITEM	2. CONTROLLED/AFFILIATED COMPANY'S CORPORATE NAME	3. CNPJ	4. CLASSIFICATION	5. % INTEREST IN THE INVESTED COMPANY'S CAPITAL	6. % STOCKHOLDERS' EQUITY OF THE INVESTOR
7. COMPANY'S TYPE		8. NUMBER OF SHARES HELD IN THE CURRENT QUARTER (Thousand)		9. NUMBER OF SHARES HELD IN THE PRIOR QUARTER (Thousand)	
01	LIVRARIA E PAPELARIA SARAIVA S/A	61.254.454/0001-83	CLOSED CONTROLLED COMPANY	99.91	63.80
BUSINESS, INDUSTRIAL AND OTHER COMPANIES		57,490		57,490	

CONTROLLED/AFFILIATED COMPANY

CORPORATE NAME
LIVRARIA E PAPELARIA SARAIVA S.A.

18.01 - STATEMENT OF INCOME OF CONTROLLED/AFFILIATED COMPANY (Thousand Reais)

1. CODE	2. DESCRIPTION	3. 07/01/2001 to 09/30/2001	4. 01/01/2001 to 09/30/2001	5. 07/01/2000 to 09/30/2000	6. 01/01/2000 to 09/30/2000
3.01	Gross Revenue from Sales and/or Services	47,030	156,644	39,908	131,639
3.02	Deduction from Gross Revenue	(4,328)	(14,080)	(3,754)	(11,997)
3.03	Net Revenue from Sales and/or Services	42,702	142,564	36,154	119,642
3.04	Costs of Goods and/or Services Sold	(26,171)	(89,705)	(22,684)	(76,454)
3.05	Gross Income	16,531	52,859	13,470	43,188
3.06	Operating Expenses/Revenues	(18,053)	(58,193)	(15,990)	(48,381)
3.06.01	From Sales	(12,723)	(41,262)	(11,137)	(32,640)
3.06.02	General and Administrative	(2,519)	(8,147)	(2,360)	(7,238)
3.06.02.01	Management fees	(261)	(789)	(246)	(667)
3.06.02.02	Others	(2,258)	(7,358)	(2,114)	(6,571)
3.06.03	Financial	(602)	(2,323)	(796)	(2,891)
3.06.03.01	Financial Revenues	374	742	360	924
3.06.03.02	Financial Expenses	(976)	(3,065)	(1,156)	(3,815)
3.06.04	Other Operating Revenues	3	292	355	355
3.06.05	Other Operating Expenses	(2,212)	(6,753)	(2,052)	(5,967)
3.06.05.01	Depreciation and Amortization	(2,199)	(6,724)	(2,041)	(5,931)
3.06.05.02	Others	(13)	(29)	(11)	(36)
3.06.06	Income from Equity Method	0	0	0	0
3.07	Operating Result	(1,522)	(5,334)	(2,520)	(5,193)

3.08	Non-Operating Result	29	(88)	(45)	6
3.08.01	Revenues	29	0	0	6
3.08.02	Expenses	0	(88)	(45)	0
3.09	Income Before Taxes/Interests	(1,493)	(5,422)	(2,565)	(5,187)
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	506	1,810	858	1,706
3.12	Statutory Interests/Contributions	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Own Capital	0	0	0	0
3.15	Profit/Loss of the Period	(987)	(3,612)	(1,707)	(3,481)
	NUMBER OF SHARES, EX-TREASURY (Thousand)	57,540	57,540	57,540	57,540
	PROFIT PER SHARE				
	LOSS PER SHARE	(0,01715)	(0,06277)	(0,02967)	(0,06050)

01047-2 SARAIVA SA LIVREIROS EDITORES 60.500.139/0001-26

18.02 - COMMENT ON THE CONTROLLED/AFFILIATED COMPANY'S PERFORMANCE

Controlled/Affiliated Company: LIVRARIA E PAPELARIA SARAIVA S.A.

SEE COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER – 08/ITR.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
01047-2	SARAIVA SA LIVREIROS EDITORES	60 .500.139/0001-26

FEDERAL PUBLIC SERVICE
CVM - SECURITIES AND EXCHANGE COMMISSION
DFP - Standard Financial Statements

Corporate Law: Business, Industrial and other companies
Base date: December 31, 1999.

01047-2 Saraiva SA Livreiros Editores	60.500.139/0001-26

10.01 MANAGEMENT REPORT

1. HIGHLIGHTS

During the 3rd quarter of 2001, official data about the sale of books to the Federal Government was announced, within the scope of PNLD/2002 (National Program for Didactic Book for the School Year of 2002). For the second consecutive year, the value of sales broke the record. Further within PNLD/2002, preliminary data of agreement for sale of books intended for public schools of the state of São Paulo, through Foundation for Development of Education (FDE/SP) and Editora Saraiva had an expressive perform. The evolution of the total data of these sales is demonstrated below:

	PNLD/2002	**PNLD/2001**	**Var. %**
Federal Government	57.9	53.6	8%
FDE/SP	15.4[(1)]	12.0	28%
TOTAL	**73.3**	**65.6**	**12%**

(1) Amount already negotiated, in phase of construction.

It is worth to underline that the sales to the Federal Government in PNLD/2002 must be fully recognized during the 4th quarter of 2001. Whereas most sales to FDE/SP must take place in the 1st quarter of 2002.

We underline below the main consolidated financial data, comparing the first nine months of 2001 to the same period of the prior year. Due to the strongly seasonal characteristic of the press sector, the separate analysis of the third quarter represents little in relation to the total of the year.

CONSOLIDATED	**Jan to Sep/01**	**Jan to Sep/00**	**VAR. %**
Net Sale	248.8	219.4	13%
EBITDA	31.4	29.4	7%
Net Financial Result	(17.1)	(7.8)	118%
Net Income	1.6	6.2	(74%)

The main highlights in the period was the worsening in the net financial result, caused by the full acknowledgment of the expressive devaluation of Real in 2001. However, as detailed along the report, most of this financial result had no cash effect in the period, since the passive subject to exchange variation comes from long term financing (end in 2006).

2. EDITORA SARAIVA

SALES

In the period accrued from January to September, the net sales presented a 6% growth, from R$ 106.3 million in 2000 to R$ 112.4 million in 2001.

We demonstrate below a summary on the performance of the main areas of books:

Net sales in R$ million:

AREA OF BOOKS	Jan to Sep/01	Jan to Sep/00	VAR. %
Didactic - private market	49.2	42.5	16%
Didactic - Government (PNLD)	12.2	18.2	(33%)
Legal	42.0	37.1	13%
Paradidactic	3.6	3.3	8%
Economy and Management	2.1	1.8	20%
Others	3.3	3.4	(7%)
TOTAL	112.4	106.3	6%

As it can be observed above, the main sales highlights in the period were the area of didactic books – private and legal market, with growths by 16% and 13%, respectively.

In the performance of the sales of didactic books to the government, it is necessary to underline that the periods are not perfectly comparable, since the date of contracting by the government varies from year to year. Therefore, the most adequate analysis of the performance of sales to the government is to compare the evolution of the sales totals in the PNLD of each school year, preferable to the fiscal year, as it can observed below:

PNLD	TOTAL VALUE R$ million	Appropriation of sales
PNLD/2000 → (for the school year 2000)	23.5	20% in the fourth quarter 1999 80% in the first quarter 2000
PNLD/2001 → (for the school year 2001)	65.6	81% in the fourth quarter 2000 19% in the first quarter 2001
PNLD/2002 → (for the school year 2002)	73.3	81% in the fourth quarter 2001* 19% in the first quarter 2002*

*as estimated

GROSS MARGIN

The gross margin presented expressive improvement, from 71.3% in the first nine months of 2000 to 76.4% in the equal period of 2001. The main reasons for this growth are:

1. The adjustment of prices made in November 2000, recovering the margin that had been affected by the increase in price of paper raw material;
2. The lower participation of sales to the government in the period, the gross margin of which is lower than that of the market sales.

OPERATING EXPENSES

The operating expenses, in comparison to the period from January to September 2001 in relation to 2000, recorded a 14% growth while net sales presented an increase of 6%.

In order for us to analyze the evolution of expenses without the seasonality effect it is necessary to consider the performance in the last twelve months, as shown below:

DESCRIPTION	Oct/00 to Sep/01	Oct/99 to Sep/00	Var. %
→ Net Sales	177.9	123.8	44%
→ Operating Expenses	84.1	69.0	20%
→ EBITDA	40.6	22.7	79%

CASH MANAGEMENT

Although the evaluation of expenses not considering seasonality is positive, we know that the strict control of expenses is an important way of distinction in an increasingly competitive scenery.

During the third quarter 2001 we defined an action plan focused on cash management. The scope of action of this plan goes beyond the simple control of expenses and includes an implementation of measures that provide gains in Saraiva's cash management trough:

1. Reduction of expenses;
2. Extension in payment terms for partner suppliers;
3. Reduction in terms for reception of sales.

After two months of action, several measures have already been taken, including the rationalization in the staff of collaborators. In Editora, the annual savings forecast as of 2002 is of R$ 3.5 million.

The fundamental issue is that the action is being focused on encouraging and spreading the culture of cash management at all levels, so as to generate a continuous process of generation of ideas that positively results in savings.

NET PROFIT

The net profit before the equity method of the controlled company Livraria presented a decrease of 46%, from R$ 9.6 million in the first nine months of 2000 to R$ 5.2 million in the same period of 2001.

The reason for the reduction was an addition to financial expenses as a result of the strong exchange devaluation which took place in 2001. The net financial income recorded an expressive worsening, with an increase of R$ 9.8 million in net financial expenses. It is worth reminding that the liability exposed to exchange variation is of US$ 11.5 million, from the long term financing (ending in 2006) obtained with IFC.

As a result of the high volatility observed in the financial market and the characteristics of the financing (long term and semi-annual amortization), the strategy adopted for protection against exchange risk, as detailed in subsequent events, has been to hedge for short-term maturity only, so as to minimize the impact of the exchange variation on cash.

The operating profit before depreciation, taxes and net financial income (EBITDA), reflected the improvement in the gross margin and presented a gain from, R$ 25.1 million in 2000 to R$ 27.7 million in 2001. The EBITDA/net sale ratio went from 23.6% in 2000 to 24.7% in 2001.

INVESTMENTS

We continued the strategy of materially investing in our main areas of action, aiming at continuously gaining market share. It is worth underlining an important characteristic of the press sector, in which the investments in new works need to be realized with long priority, varying from 1 to 3 years, according to the area of books.

A good example of this is the area of didactics books, where we made material investments in the preparation of 89 works from 1st to 4th years that were listed to take part in the process of sales to the government in PNLD/2004, to be contracted in 2003. This number of books listed represents a growth of 69% in relation to the last PNLD intended to students from 1st to 4th years of primary school. These investments enable us for competition with increasingly better performances in governmental programs.

On the **Internet,** "saraivajur.com" is today the favorite address of the operators of law that wish to make use of the services, the convenience and tradition of Saraiva in the legal area. The main event of the 3rd quarter 2001 was the preparation for release, in the beginning of October, of 18 new products for on-line marketing, materially enlarging the available offer.

For the 4th quarter the following is forecast:

- ✓ Release of 2 new products for on-line marketing;
- ✓ Creation of "communities" channel, intended to provide support material for the different publics of the legal area (professors, students, judges, etc.).

In addition to the investments in "saraivajur.com", during the 3rd quarter there was the release of a new version of the press site of the area of economy and management books, with a great success among professors in the area. In 2 months of

operation, there were 12 thousand visitors, reaching an expressive portion of this market (there are about 15 thousand professors of this area acting in the country).

3. LIVRARIA SARAIVA

RESULTS

Aiming at a more precise analysis, we demonstrated below the main financial data of Livraria, separating the result of physical stores and on-line retail of saraiva.com.br web site. The aggregate data of Livraria (physical stores + on-line retail) are informed in section 18.01 - statement of income of the company – of the quarterly information.

---

saraiva.com.br

Financial/Economic Performance:

R$ million

DESCRIPTION	Jan-Sep/01		Jan-Sep/00		AH%
	Value	AV %	Value	AV %	
→ Net sale	131.7	100.0%	113.4	100.0%	16%
→ Gross Margin	48.7	37.0%	41.7	36.7%	17%
→ Oper. Expenses	46.4	35.3%	40.6	35.8%	14%
→ EBITDA	8.8	6.7%	7.2	6.3%	22%
→ Net income	0.3	0.2%	(0.5)	-0.4%	-156%

The highlights in the performance of the period from January to September 2001 were:

✓ Growth of 16% in net sales as a result of:

- 3 "Mega Stores" opened during 2000 and that fully participated in sales in 2001;
- increase by 8% in the sales of comparable stores. Considering the current scenery of economic shrinking, this performance evidences the success of the retail model adopted by Saraiva.

✓ Slight improvement in the gross margin, from 36.7% on sales in 2000 to 37.0% in 2001;

✓ Growth of the operating expenses below the growth of sales with an increase by 0.5% in the expenses/sales ratio. The main reason for the good performance was the dilution of fixed expenses, resulting from the greater scale obtained. The expectation is that the efficiency gains in the expenses/sales ratio will continue, with the savings to be generated from the measures already adopted in the cash management action plan. In the Livraria (including physical and .Com stores), the annual savings forecast to begin in 2002 is of R$ 1.1 million.

✓Improvement in the profitability indicators. EBITDA grew by 22%, from R$ 7.2 million in 2000 to R$ 8.8 million in 2001. The EBITDA/sales ratio grew from 6.3% to 6.7% in 2001. The net result of the period was a profit of R$ 0.3 million in 2001 compared to a loss of R$ 0.5 million in the previous year.

INVESTMENTS

We kept the strategic focus of expansion of the physical store network through the opening of "Mega Stores".

With regard to the second stage of the expansion project, which forecasts the opening of 12 "Mega Stores" (of which 4 are already in operation), we are still prospecting the best locations to install the remaining stores.

The next store to be inaugurated, still in the contracting stage, will be located in Shopping Tijuca, one of Rio de Janeiro's main trade points. With an area of 700 m^2 the inauguration is forecast to March/02.

It is important to stress the progress made in the management of our working capital, resulting from investments in information technology and the greater efficiency in the purchase management. The inventories of physical stores decreased by 2% in the last 12 months, even with the 16% increase in sales. The turnover of inventories was reduced by 16 days in the average considering the last 12 months ended in Sep/01 compared to the year 2000.

Saraiva.com.br

Economic/financial performance:

R$ million

DESCRIPTION	Jan-Sep/01		Jan-Sep/00		AH %
	Value	AV %	Value	AV %	
Net sales	10.9	100.0%	6.3	100.0%	73%
Gross Margin	4.1	38.1%	1.5	24.4%	170%
Oper. Expenses	9.7	89.3%	5.2	82.9%	86%
EBITDA	(5.1)	-46.7%	(3.5)	-56.5%	43%
Net profit	(3.9)	-35.8%	(3.0)	-47.5%	31%

The highlights that may be observed in the figures above were:

✓ Growth by 73% in the net sales;

✓Outstanding improvement in the gross margin, from 24.4% in the period from January to September/2000 to 38.1% in 2001. This result reflects less aggressive discount policy and also a lower rate of subsidy of the freight expense.

✓Growth by 86% in the operating expenses in the first nine months of 2001 compared to 2000. It should be stressed that in the first semester of 2000, R$ 2.2 million of pre-operating expenses, related to the implementation of the saraiva.com.br mark and the efforts in the structuring of the operations, were deferred, decreasing the comparison base. Without the deferment, the expenses would have grown by 31%. It should also be stressed that many adjustment measures, including personnel rationalization, were performed. When comparing the operating expenses of the 3rd quarter 2001 against 2000, we observed a growth by 18% only, and the sales in the same period increased by 148%.

All operating performance indicators are showing an evident evolution and our projections indicate that we will reach the balance point by the end of 2002.

We are still focusing our efforts on profitability by maximizing the benefits from the synergies with the physical stores.

During the 3rd quarter 2001, Saraiva was chosen as highlight in the year 2001, in the segment Bookstore of category B2C (Business to Consumer), in a research made by IDG Computer World do Brasil, in a partnership with IDC Brasil – International Data Corporation.

We present below the evolution of important performance indicators of "Saraiva.com".

INDICATORS	3rd Quarter/01	3rd Quarter/00
Clients (thousand)	450	190
"Page views"/month(million)	13	6
"Unique visitors"/month (thousand)	1.150	725
Percentage on net total sales of Livraria (in the quarter)	8.7%	4.1%
Sale/employee (thousand R$)	26	13
Average ticket (R$)	54	36

4. CONSOLIDATED

The net revenue from consolidated sales grew by 13% in the period from January to September to 2001 compared to the same period in 2000, from R$ 219.4 million in 2000 to R$ 248.8 in 2001.

The consolidated net profit in the first nine months of the year 2001 was R$ 1.6 million compared to R$ 6.2 in 2000, representing a decrease by 74%.

The main reason for the profit decrease was the negative effect of the strong exchange devaluation on financial expenses. The consolidated financial income was negative by R$ 17.1 million in the period from January to September 2001, compared to R$ 7.8 million in 2000. It is important to stress that the financial expense related to the exchange variation was fully recognized in the income of the period, although it was long-term debt. However, most part of such variation had no cash effect. The only disbursement made corresponded to the amortization installment paid in June/01, in the value of US$ 1.8 million.

5. SUBSEQUENTS EVENTS

During the months of October and November, we performed two operations seeking to eliminate the exchange risk for the next maturation of the short-term installments (Dec/01 and Jun/02) of the financing obtained with the IFC. The hedge operations made ("cashless swap") were structured so that we became passive for CDI and active for exchange variation.

Another event that followed the close of the 3rd quarter 2001, was the nomination of "saraivajur.com" for the iBest prize in the category B2C and Design. This is another evidence of the high quality level of our law portal.

6. PROSPECTS

In **Editora**, the record sales volume in PNLD/2002 brings excellent prospects for the last quarter 2001. Even more significant than the short-term sales are the sound prospects of growth for the company based on recent acquisitions, investments in the expansion of the catalog and supported by a differentiated structure of publishing body, advertisement and distribution. In the **law portal**, the maturation of the investments made will add significant value to the company.

In **Livraria**, the success of the retail model strategy adopted has already turned into gains in the operating indicators. The projects of investments in new stores are being carefully prepared and will enable an intensification of scale gains and dilution of fixed costs. In the **on-line retail**, the actions of integration with the marketing and logistics areas of the physical stores are enabling us to take firm steps toward rapidly reaching profitability.

In the scope of **cash management,** many measures being implemented will have effects beginning in 2002, and will result in consolidated annual savings forecast of R$ 4.6 million.